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                     UNITED STATES              | OMB NUMBER:3235-0058     |
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                                                |__________________________|
                      FORM 12b-25                __________________________
                                                |     SEC FILE NUMBER      |
                                                |         1-8831           |
              NOTIFICATION OF LATE FILING       |__________________________|
                                                 __________________________
                                                |       CUSIP NUMBER       |
                                                |__________________________|

(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For Period Ended: December 31, 2005
                           -----------------
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________________

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  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________


PART I -- REGISTRANT INFORMATION

Fedders Corporation
_______________________________________________________________________________
Full Name of Registrant

N/A
_______________________________________________________________________________
Former Name if Applicable

505 Martinsville Road
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Liberty Corner, New Jersey  07938-0813
_______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
 _     |      expense;
|X|    | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |      portion thereof, will be filed on or before the fifteenth calendar
       |      day following the prescribed due date; or the subject quarterly
       |      report or transition report on Form 10-Q, or portion thereof, will
       |      be filed on or before the fifth calendar day following the
       |      prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the "Company") hereby requests an extension of time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. As previously reported, the Company's former registered public accounting firm declined to stand for reappointment for fiscal year 2005 or for any of the quarterly periods of fiscal year 2005. The Company was unable to appoint a new registered public accounting firm (the "Accountants") until the fourth quarter of 2005. Following such appointment, the Company and the Accountants were initially engaged in the preparation and filing of all three Forms 10-Q for fiscal year 2005, which delayed commencement of work on the preparation of the fiscal year-end financial statements and the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, also as previously reported, the Company has completed significant consolidations and restructuring of its operations during fiscal year 2005, which has added materially to the complexity of the preparation and audit of the year-end financial statements. As a result, the Company is unable to file its Annual Report on Form 10-K for fiscal year 2005 without unreasonable effort or expense.

The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kent E. Hansen                    908                       604-8686
---------------------          ------------------        ----------------------
        (Name)                    (Area Code)                  (Telephone
Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          Yes  |X|    No   |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's business is seasonal and, as a result, the Company anticipates losses in its fourth fiscal quarter. The full-year operating comparisons are expected to reflect a trend similar to that of 2004. Net sales for 2005 of approximately $297 million, decreased approximately 26% compared to $399.5 million in the prior year, due primarily to increased inventory levels at customers of room air conditioners in key North American markets, caused by cooler than normal summer weather in 2004, which resulted in lowered production and sales in 2005. This decrease in room air conditioner sales was partly offset by increased sales of commercial air conditioners and engineered product.

The Company is unable, at this time, to provide a reasonable estimate of any other results for 2005 because it is completing its evaluation of impairments and non-recurring charges related to the previously announced consolidations.







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                              Fedders Corporation
                 _____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 16, 2006                      By:
      ---------------------                   ---------------------------------
                                              Name: Kent E. Hansen
                                              Title: Executive Vice President